UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Amarin Corporation plc
(Name of Issuer)

Ordinary Shares, par value 50 pence per share
(Title of Class of Securities)

023111206
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023111206		Page 2 of 6 Pages
SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Sarissa Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
29,300,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
29,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 023111206		Page 3 of 6 Pages
SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Alexander J. Denner, Ph.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
29,300,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
29,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 023111206		Page 4 of 6 Pages
SCHEDULE 13D
This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) relates to American Depositary Shares (“ADS(s)”), each ADS representing one ordinary share, par value 50 pence per share (the “Ordinary Shares”), issued by Amarin Corporation plc, a company incorporated under the laws of England and Wales (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2022 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on June 3, 2022, Amendment No. 2 to Schedule 13D filed on June 16, 2022, Amendment No. 3 to Schedule 13D filed on October 11, 2022, Amendment No. 4 to Schedule 13D filed on January 11, 2023, Amendment No. 5 to Schedule 13D filed on January 19, 2023, Amendment No. 6 to Schedule 13D filed on February 8, 2023, Amendment No. 7 to Schedule 13D filed on February 10, 2023, Amendment No. 8 to Schedule 13D filed on February 14, 2023, Amendment No. 9 to Schedule 13D filed on February 15, 2023, Amendment No. 10 to Schedule 13D filed on February 21, 2023, Amendment No. 11 to Schedule 13D filed on February 27, 2023 and Amendment No. 12 to Schedule 13D filed on February 28, 2023 (the Initial Schedule 13D as so amended, the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 13 is being filed to amend Item 2, Item 3, Item 5 and Item 6 as follows:

Item 2.	Identity and Background. Item 2 of the Schedule 13D is hereby amended to include the following:

Following the general meeting of shareholders of the Issuer held on February 28, 2023, the Sarissa Reporting Persons and Mr. Sterling may no longer be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and Mr. Sterling shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 13 to the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration. Item 3 of the Schedule 13D is hereby amended to include the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 29,300,000 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons as reported in Item 5(c) of this Amendment 13 is approximately $4,255,545. The source of funding for these purchases was the general working capital of the respective purchasers.

Item 5.	Interest in Securities of the Issuer. Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)
The Reporting Persons may be deemed to beneficially own, in the aggregate, 29,300,000 Shares representing approximately 7.18% of the outstanding Shares. Percentages of the outstanding Shares are based upon the 407,909,197 Shares outstanding as of July 31, 2023, including 387,502,130 ADSs, and 20,407,067 Ordinary Shares, as set forth in the Form 10-Q of the Issuer filed with the SEC on August 2, 2023.

(b)	For purposes of this Schedule 13D:

All of the Shares which the Reporting Persons may be deemed to beneficially own are held directly by the Sarissa Funds. Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares held directly by the Sarissa Funds. By virtue of his position as the Chief Investment Officer of Sarissa Capital and by virtue of his control of the ultimate general partner of Sarissa Capital, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares held directly by the Sarissa Funds.

CUSIP No. 023111206		Page 5 of 6 Pages
SCHEDULE 13D
(c)	On August 15, 2023, the Sarissa Funds acquired 2,000,000 Shares at $1.00 per Share in open market transactions, for an aggregate purchase price of $2,041,040.

On August 24, 2023, the Sarissa Funds acquired 600,000 Shares at $1.04 per Share in open market transactions, for an aggregate purchase price of $627,720.

On August 28, 2023, the Sarissa Funds acquired 250,000 Shares at $1.03 per Share in open market transactions, for an aggregate purchase price of $262,075.

On August 29, 2023, the Sarissa Funds acquired 350,000 Shares at $1.04 per Share in open market transactions, for an aggregate purchase price of $368,725.

On August 30, 2023, the Sarissa Funds acquired 400,000 Shares at $1.06 per Share in open market transactions, for an aggregate purchase price of $429,800.

On August 31, 2023, the Sarissa Funds acquired 300,000 Shares at $1.07 per Share in open market transactions, for an aggregate purchase price of $322,980.

On September 1, 2023, the Sarissa Funds acquired 190,000 Shares at $1.06 per Share in open market transactions, for an aggregate purchase price of $203,205.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Item 6 of the Schedule 13D is hereby amended to include the following:

As a result of Mr. Sterling ceasing to be a Reporting Person (as further described in Item 2), the Joint Filing Agreement has terminated.

CUSIP No. 023111206		Page 6 of 6 Pages
SCHEDULE 13D
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2023

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

/s/ Alexander J. Denner
Alexander J. Denner